UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Holding(s) in Company

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i CRH PLC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: BlackRock, Inc.		City and country of registered office (if applicable): Wilmington, DE, U.S.A.
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 15th March 2021
6. Date on which issuer notified: 16th March 2021
7. Threshold(s) that is/are crossed or reached: Voting rights attached to shares for BlackRock, Inc. have gone below 7%.
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	6.99%	0.37%	7.36%	784,579,169
Position of previous notification (if applicable)	7.11%	0.41%	7.52%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)			Number of voting rightsix	% of voting rights
Direct		Indirect		Direct	Indirect
IE0001827041		54,881,084		6.99%
SUBTOTAL A			54,881,084	6.99%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
ADR	N/A		N/A	1,376,055	0.18%
			SUBTOTAL B.1	1,376,055	0.18%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD	N/A	N/A	Cash Settlement	1,526,961	0.19%
			SUBTOTAL B.2	1,526,961	0.19%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See attachment

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 16th March 2021

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC
BlackRock Capital Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC
Amethyst Intermediate, LLC
Aperio Holdings, LLC
Aperio Group, LLC

Notes

i. Persons completing this form should have regard to the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 as amended (the "Regulations"), the Central Bank of Ireland's Transparency Rules (the "Transparency Rules") and Commission Delegated Regulation (EU) 2015/761 of 17 December 2014.
ii Full name of the legal entity and other identifying specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity).

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Regulation 15(b) to (h) of the Regulations (Article 10 (b) to (h) of Directive 2004/109/EC); or (c) the holder of financial instruments referred to in Regulation 17(1) of the Regulations (Article 13(1) of Directive 2004/109/EC).

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the following list is provided as an indication of the persons who should be mentioned:

-     in the circumstances foreseen in letter (b) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

-     in the circumstances foreseen in letter (c) of the Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

-     in the circumstances foreseen in letter (d) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

-     in the circumstances foreseen in letter (e) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Regulation 14 of the Regulations (Article 9 of Directive 2004/109/EC), under letters (a) to (d) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC) or under a combination of any of those situations, the controlled undertaking;

-     in the circumstances foreseen in letter (f) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

-     in the circumstances foreseen in letter (g) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity that controls the voting rights;

-     in the circumstances foreseen in letter (h) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Regulation 15(b) to (h) of the Regulations (Article 10 (b) to (h) of Directive 2004/109/EC). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Regulation 15 of the Regulations (Article 10 Directive 2004/109/EC) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with the requirements of the Regulations and the Transparency Rules.

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with the Regulations and the Transparency Rules  the holder is not obliged to disclose the extent of the holding only that the holding is "below 3%" or "below 5%" as appropriate.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Regulation 17(4) of the Regulations/Article 13(1a) of Directive 2004/109/EC).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings, starting with the ultimate controlling natural person or legal entity, has to be presented also in cases in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification, as only thus will the markets get a full picture of the group holdings. In the case of multiple chains through which the voting rights and/or financial instruments are effectively held, the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespective of whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 16 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary